

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549**

Mail Stop 3030

September 17, 2009

<u>Via U.S. Mail and Fax (604) 221-2330</u>

K. Thomas Bailey
Chief Financial Officer
Angiotech Pharmaceuticals, Inc.
1618 Station Street
Vancouver, B.C. Canada V6A 1B6

> **Re: Angiotech Pharmaceuticals, Inc.
> Forms 10-K and 10-K/A for the fiscal year ended December 31, 2008
> Filed March 16 and March 23, 2009
> File No. 000-30334**

Dear Mr. Bailey:

We have reviewed your filings and correspondence dated September 1, 2009 and have the following comments. Where indicated, we think you should revise your future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspects of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Forms 10-K and 10-K/A for the fiscal year ended December 31, 2008

Item 8. Financial Statements

Consolidated Statements of Operations, page 13-3

1.   We note your response to comment 13; however, it continues to be unclear why the $650 million goodwill impairment charge is not an operating expense under US GAAP. In that regard we refer you to SAB Topic 5-P which provides that charges which relate to activities for which revenues and expenses have historically been included in operating income should generally be classified as an operating expense, separately disclosed if material. Please explain to us how classification of the goodwill impairment charge as non-operating considers and is appropriate under the cited guidance.

Form 8-K dated April 30, 2009

2.   You indicate that the non-GAAP measure of adjusted EBITDA in your credit facility is "materially" in the same form as the measure disclosed in your earnings release. You also indicate that the measure is an important metric used by your lender to evaluate your compliance with the related lending agreement. Accordingly, in future earnings releases please clarify how the measure differs from that specified in your credit agreement and explain the rationale for any additional adjustments. In discussing the measure, please also clarify the amount or limit required for compliance with your lending arrangement and the reasonably likely affects on your business if you fail to comply with the requirement.

        As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

        You may contact Praveen Kartholy at (202) 551-3778 or me at (202) 551-3605 if you have questions regarding comments on the financial statements and related matters.

Please contact Gabriel Eckstein at (202) 551-3286 or Jay Mumford at (202) 551-3637 with any other questions. You may also contact Brian Cascio, Accounting Branch Chief, at (202) 551-3676.

Sincerely,

Gary Todd
Accounting Reviewer